WILL LIEBMANN 210.281.7075/fax: 210.224.2035 wliebmann@akingump.com

March 6, 2006

Via Overnight Delivery (copy by EDGAR)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mr. Paul Monsour, Mail Stop 3720

Re:	VeriChip Corporation

Registration Statement on Form S-1

File Number 333-130754

Dear Mr. Monsour:

I wanted to follow up with you in response to our recent telephone conversation during which you raised several questions concerning certain information provided in my letter to the Staff dated February 23, 2006.

First, you inquired about the IPO price range currently being anticipated by VeriChip Corporation (the “Company”). As previously stated, the stock options granted by the Company subsequent to August 11, 2005 were valued at an estimated IPO price of $6.75 per share.

Second, you inquired about whether the Company recognized additional compensation expense with respect to the options granted by the Company from January 1, 2005 to August 11, 2005, when it re-measured the compensation expense to reflect the value of those options on their vesting dates. The Company hereby supplementally advises the Staff that it did, in fact, recognize additional compensation expense in the amount of $1,127,836 to reflect the value of the following option grants on their vesting dates:

Grant Date	No. of Options	Grantee(s)	Relationship to VeriChip Corporation	Estimated Fair Value on Date of Grant
2/22/05	133,333	Dr. Mehta and Mr. Weintraub	Advisory Board Members	$1.65

5/23/05	66,667	Jonathan Musher	Advisory Board Member	$1.82

7/1/05	33,333	Applied Digital Employee	Employee of parent company	$2.31

Securities and Exchange Commission

March 6, 2006

Third, you inquired about the meaning of the following statement which was included on the bottom of page A-3 and top of page A-4 of Exhibit A to my letter dated February 24, 2006:

“As a result of the acceleration, we expect to avoid recognition of up to approximately $0.6 million of compensation expense in our statement of operations over the course of the original vesting period.”

The Company hereby supplementally advises the Staff that the meaning of this sentence is to inform potential investors of the accounting effect that the acceleration of the vesting of the stock options will have relative to how such options would be treated under FAS 123R had their vesting not been accelerated.

Finally, you inquired about how the Company had calculated the $4.4 million intrinsic value stated in the following statement which was included on page A-4 of Exhibit A to my letter dated February 24, 2006:

“Of the 1.0 million stock options that were affected by the acceleration of vesting, substantially all of the $4.4 million of intrinsic value of the newly vested options is attributable to our executive officers and directors.”

The Company hereby supplementally advises the Staff that the $4.4 million intrinsic value number was computed based on a range of $3.90 to $4.44 per share which is the spread between the $2.31 to $2.85 per share stock option exercise price as per the stock option agreements on the date the following options were granted and the estimated IPO price of $6.75 per share:

Grant Date	No. of Options		Grantee(s)	Relationship to VeriChip Corporation	Stock Option Exercise Price
7/1/05	700,466	(1)	Various VeriChip Employees	Employees and one director	$2.31

7/5/05	166,667		Tommy Thompson	Director	$2.85

8/11/05	166,667		Dan Gunther	Employee	$2.48

(1)	Includes 6,667 options forfeited prior to December 31, 2005.

As we discussed, the Company is currently a wholly-owned subsidiary of Applied Digital Solutions, Inc. (“Applied Digital”). Applied Digital is a reporting company under the Exchange Act. We believe that the resolution of the issues addressed in my February 24, 2006 letter could have implications on the financial statements of Applied Digital that will need to be reported in

Securities and Exchange Commission

March 6, 2006

Applied Digital’s upcoming Annual Report on Form 10-K. Accordingly, we would appreciate the Staff’s response at your earliest convenience. We would also welcome the opportunity to discuss this response with you and other members of the Staff in a telephone conference.

Should you have any questions regarding this letter, please contact me at (210) 281-7075.

Very truly yours,

/s/ Will Liebmann
Will Liebmann

Enclosures

cc:	Mr. Albert Pappas, Staff Attorney, U.S. Securities Exchange Commission
Kevin H. McLaughlin, VeriChip Corporation
Nurez Khimji, VeriChip Corporation
Seth Molay, P.C.